SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13d -1(a) AND AMENDMENTS THERETO FILED
                  PURSUANT TO RULE 13d-2(a) (Amendment No. __)*

                               eB2B Commerce, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                    26824R109
                                 (CUSIP Number)

                                 Joseph P. Wynne
                          Commonwealth Associates, L.P.
                                830 Third Avenue
                            New York, New York 10022
                                 (212) 829-5828
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 18, 2000
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1 (f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 20 Pages

CUSIP No.  26824R109               13D                     Page 2 of 20 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Commonwealth Associates, L.P.  13-3467952
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [  ]
                                                                (b)  [  ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
                                WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                        [  ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
--------------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER
SHARES
BENEFICIALLY   8    SHARED VOTING POWER            3,116,521
OWNED BY
EACH           9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH    10   SHARED DISPOSITIVE POWER       3,116,521
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                   3,116,521
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [  ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                     20.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *
                              PN
--------------------------------------------------------------------------------
     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  26824R109               13D                 Page 3 of 20 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Commonwealth Associates Management Corp. 13-3468747
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [  ]
                                                        (b)  [  ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
                                WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                           [  ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    New York
--------------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER
SHARES
BENEFICIALLY   8    SHARED VOTING POWER             3,116,521
OWNED BY
EACH           9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH    10   SHARED DISPOSITIVE POWER        3,116,521
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                    3,116,521
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [  ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   20.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                            CO
--------------------------------------------------------------------------------
     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  26824R109               13D                 Page 4 of 20 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    ComVest Capital Partners LLC                134068973
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [  ]
                                                        (b)  [  ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
                                                  WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                           [  ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER
SHARES
BENEFICIALLY   8    SHARED VOTING POWER                1,242,511
OWNED BY
EACH           9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH    10   SHARED DISPOSITIVE POWER           1,242,511
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        1,242,511
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [  ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        9.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                                        00
--------------------------------------------------------------------------------
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  26824R109               13D                 Page 5 of 20 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Michael S. Falk
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [  ]
                                                                (b)  [  ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
                         PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                       [  ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
--------------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER                  1,735,765
SHARES
BENEFICIALLY   8    SHARED VOTING POWER                4,378,226
OWNED BY
EACH           9    SOLE DISPOSITIVE POWER             1,735,765
REPORTING
PERSON WITH    10   SHARED DISPOSITIVE POWER           4,378,226
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                6,113,991
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [  ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        33.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                                  IN
--------------------------------------------------------------------------------
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  26824R109               13D                 Page 6 of 20 Pages
--------------------------------------------------------------------------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Robert Priddy
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [  ]
                                                                (b)  [  ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
                                                  PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                     [  ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
--------------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER                  858,611
SHARES
BENEFICIALLY   8    SHARED VOTING POWER                4,359,032
OWNED BY
EACH           9    SOLE DISPOSITIVE POWER             858,611
REPORTING
PERSON WITH    10   SHARED DISPOSITIVE POWER           4,359,032
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      5,217,643
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [  ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                         30.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                                            IN
--------------------------------------------------------------------------------
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  26824R109               13D                 Page 7 of 20 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Keith Rosenbloom
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [  ]
                                                        (b)  [  ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
                                         PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                    [  ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
--------------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER               331,299
SHARES
BENEFICIALLY   8    SHARED VOTING POWER             4,359,032
OWNED BY
EACH           9    SOLE DISPOSITIVE POWER          331,299
REPORTING
PERSON WITH    10   SHARED DISPOSITIVE POWER        4,359,032
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        4,690,331
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [  ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          28.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                                           IN
--------------------------------------------------------------------------------
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  26824R109               13D                 Page 8 of 20 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Basil Asciutto
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [  ]
                                                        (b)  [  ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
                                     PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                        [  ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
--------------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER            60,765
SHARES
BENEFICIALLY   8    SHARED VOTING POWER          3,116,521
OWNED BY
EACH           9    SOLE DISPOSITIVE POWER       60,765
REPORTING
PERSON WITH    10   SHARED DISPOSITIVE POWER     3,116,521
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        3,177,286
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [  ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        20.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                                              IN
--------------------------------------------------------------------------------
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.                              Page 9 of 20 Pages

     This statement relates to the common stock, par value $.0001 per share ("Common Stock"), of eB2B Commerce, Inc., a New Jersey corporation (the "Company"). The address of the principal executive offices of the Company is 29 West 38th Street, New York, New York 10018.

     On April 18, 2000, eB2B Commerce, Inc., a Delaware corporation ("Former eB2B"), merged (the "Merger") with and into DynamicWeb Enterprises, Inc., a New Jersey corporation, which was then renamed eB2B Commerce, Inc. (i.e. the Company). Each share of Former eB2B common stock, was exchanged for shares of Common Stock, and each share of Former eB2B preferred stock, warrant, option or other security convertible into Former eB2B common stock was exchanged for shares of Company preferred stock, warrants, options or other securities convertible into Common Stock, as the case may, having the same terms as the Former eB2B securities being exchanged. As a result of the Merger, the security holders of Former eB2B became the controlling security holders of the Company, owning approximately 89% of the shares of Common Stock on a fully diluted basis.

     Prior to the Merger, Commonwealth Associates, L.P., one of the filing parties ("Commonwealth"), acted as a placement agent and financial advisor to Former eB2B, including with respect to the Merger. In addition, certain principals of Commonwealth, who are also jointly filing hereby, have purchased securities of Former eB2B, which were converted into securities of the Company as a result of the Merger.

     The shares of Common Stock that are the subject of this statement are issuable (i) upon exercise of seven year warrants, exercisable at $1.50 per share, issued in a private placement in October 1999 (the "October 1999 Warrants"); (ii) upon exercise of seven year warrants, exercisable at $1.50 per share, issued in a bridge private financing in October 1999 (the "Bridge Warrants"); (iii) upon conversion of shares of the Company's convertible Series B Preferred Stock (the "Preferred Shares"), convertible at $2.068 per share, issued in a private placement completed in December 1999 (the "Preferred Offering"); (iv) upon exercise of seven year warrants, exercisable at $2.068 per share, issued as part of the Preferred Offering (the "December 1999 Warrants");
(v) upon exercise of seven year warrants, exercisable at $2.068 per share, issued to Commonwealth as placement agent compensation in connection with the Preferred Offering (the "Placement Agent Warrants"); (vi) upon exercise of six year warrants, exercisable at $2.068 per share, issued as compensation to Commonwealth for its services as a financial advisor to Former eB2B in connection with the Merger (the "Merger Warrants"); (vii) shares of Common Stock being issued, as of April 18, 2000, to Commonwealth, as a finder's fee in connection with the Merger (the "Merger Stock"); (viii) upon exercise of five year warrants, exercisable at $2.068 per share, issued as a finder's fee in connection with the Merger (the "Transaction Warrants"); and (ix) upon exercise of ten year stock options, exercisable at $8.687 per share, issued to Michael S. Falk in consideration of his services as a director of the Company (the "Options"). Certain of the Placement Agent Warrants, Merger Warrants and Merger Stock have been distributed by Commonwealth to certain of the persons filing this statement.

ITEM 2.   IDENTITY AND BACKGROUND.                     Page 10 of 20 Pages

     This statement is being filed jointly by Commonwealth, a limited partnership organized under the laws of New York, whose principal business is investment banking and advisory services, Commonwealth Associates Management Corp., a corporation organized under the laws of New York and the general partner of Commonwealth ("CAMC"), ComVest Capital Partners LLC ("ComVest"), a limited liability company organized under the laws of Delaware, whose principal business is investing in and administering ownership of securities, Michael S. Falk, the Chairman and controlling equity owner of CAMC, Keith Rosenbloom and Basil Asciutto, employees, directors and shareholders of CAMC, and Robert Priddy, a director and shareholder of CAMC (the "Reporting Persons"). Messrs. Falk, Priddy and Rosenbloom are the Managers and principal members of ComVest.

     The sole officer of CAMC (the "CAMC Officer") is Joseph P. Wynne.

     All of the individual Reporting Persons and the CAMC Officer are United States citizens. The business address for all of the Reporting Persons other than Mr. Priddy is 830 Third Avenue, 4th Floor, New York, New York 10022. Mr. Priddy is a principal of RMC Capital, 1640 Powers Ferry, Suite 125, Marietta, Georgia 30067, an investment firm.

     During the past five  years,  none of the  Reporting  Persons  nor the CAMC
Officer has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.  Page 11 of 20 Pages

     The October 1999 Warrants were purchased by ComVest and Mr. Falk for an aggregate consideration of $375,000 as part of a private placement of promissory notes and the October 1999 Warrants. ComVest's funds were provided by its working capital and Mr. Falk's funds were provided by his personal funds.

     The Bridge Warrants were purchased by Commonwealth and Messrs. Falk, Priddy, Rosenbloom and Asciutto for an aggregate consideration of $541,500 as part of a bridge private placement of promissory notes and the Bridge Warrants. ComVest's funds were provided by its working capital and Messrs. Falk's, Priddy's, Rosenbloom's and Asciutto's funds were provided by personal funds.

     The Preferred Shares and the December 1999 Warrants were purchased by Commonwealth, ComVest and Messrs. Falk, Priddy, Rosenbloom and Asciutto for an aggregate consideration of $1,976,000 as part of the Preferred Offering. Commonwealth's and ComVest's funds were provided by working capital and Messrs. Falk's, Priddy's, Rosenbloom's and Asciutto's funds were provided by personal funds.

     The Placement Agent Warrants were originally obtained by Commonwealth as compensation for services rendered to Former eB2B in connection with the Preferred Offering.

     The Merger Warrants were obtained by Commonwealth as compensation for its services as a financial advisor to Former eB2B in connection with the Merger.

     The Merger Stock and the Transaction Warrants were originally obtained by Commonwealth as a finder's fee in connection with the Merger.

     The Options were obtained by Mr. Falk from the Company as compensation for his services as a director.

     In no case were any funds borrowed by any of the Reporting Persons in connection with the above transactions.

ITEM 4.   PURPOSE OF TRANSACTION.                      Page 12 of 20 Pages

     The Placement Agent Warrants, the Merger Warrants, the Merger Stock and the Transaction Warrants were acquired by the Reporting Persons as compensation for services rendered to Former eB2B solely for investment purposes and not for the purpose of acquiring control of Former eB2B or the Company. The Stock Options were acquired by Mr. Falk as compensation for his services as a director of the Company and not for the purpose of acquiring control of the Company. The October 1999 Warrants, the Bridge Warrants, the Preferred Shares and the December 1999 Warrants were acquired to make a profitable investment.

     The Agency  Agreement,  dated  October 4, 1999 and as amended  November 24,
1999, between Commonwealth and Former eB2B (the "Agency Agreement") in connection with the bridge financing in October 1999 and the Preferred Offering gives Commonwealth the right to appoint one director to the Company's Board of Directors for a period of three years from December 1999. Pursuant to this right, Commonwealth appointed Mr. Falk to Former eB2B's Board of Directors, who, in accordance with the agreement between Former eB2B and the Company, became a director of the Company.

     Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.              Page 13 of 20 Pages

     (a)(1) Commonwealth is the beneficial owner of an aggregate of 3,116,521 shares of Common Stock, representing approximately 20.5% of the issued and outstanding shares of Common Stock of the Company. Commonwealth's holding include 395,111 shares of Common Stock, representing Merger Stock, and the right to acquire (i) 11,849 shares issuable upon conversion of the Preferred Shares,
(ii) 2,962 shares  issuable  upon the exercise of the  December  1999  Warrants,
(iii) 1,751,397 shares issuable upon the exercise of the Placement Agent Warrants, (iv) 665,544 shares issuable upon the exercise of the Merger Warrants and (v) 289,658 shares issuable upon the exercise of the Transaction Warrants.

     (a)(2) ComVest is the beneficial owner of an aggregate of 1,242,511 shares of Common Stock, representing approximately 9.1% of the issued and outstanding shares of Common Stock of the Company. ComVest's holdings include the right to acquire (i) 781,846 shares issuable upon exercise of the October 1999 Warrants,
(ii) 279,300 shares issuable upon the exercise of the Bridge Warrants, (iii) 145,091 shares issuable upon conversion of the Preferred Shares and (iv) 36,274 shares issuable upon exercise of the December 1999 Warrants.

     (a)(3) Mr. Falk may be deemed to be the beneficial owner of an aggregate of 6,113,991 shares of Common Stock, representing approximately 33.9% of the issued and outstanding shares of Common Stock of the Company. In addition to Commonwealth's 3,116,521 shares and ComVest's 1,242,511 shares which may be deemed to be beneficially owned, Mr. Falk's holdings include 180,836 shares of Common Stock, representing Merger Stock, and the right to acquire (i) 195,462 shares issuable upon exercise of the October 1999 Warrants, (ii) 162,926 shares issuable upon exercise of the Bridge Warrants, including 11,638 shares underlying Bridge Warrants held jointly with his spouse, (iii) 108,817 shares issuable upon conversion of the Preferred Shares, including 6,045 shares underlying Preferred Shares held jointly with his spouse, (iv) 27,205 shares issuable upon exercise of the December 1999 Warrants, including 1,511 shares underlying December 1999 Warrants held jointly with his spouse, (v) 634,705 shares issuable upon exercise of the Placement Agent Warrants, (vi) 313,878 shares issuable upon exercise of the Merger Warrants, (vii) 126,130 shares issuable upon the exercise of the Transaction Warrants and (viii) 5,000 share issuable upon exercise of the Options. In his capacity as Chairman and controlling equity owner of CAMC, Mr. Falk shares voting and dispositive power with respect to the securities beneficially owned by Commonwealth and may be deemed to be the beneficial owner of such securities. In his capacity as a manager and principal member of ComVest, Mr. Falk shares indirect voting and dispositive power with respect to the securities beneficially owned by ComVest and may be deemed to be the beneficial owner of such securities, although Mr. Falk disclaims beneficial interest in such shares other than that portion which corresponds to his membership interest in ComVest.

     (a)(4) Mr. Priddy may be deemed to be the beneficial owner of an aggregate of 5,217,643 Shares of Common Stock, representing approximately 30.2% of the issued and outstanding shares of Common Stock of the Company. In addition to Commonwealth's 3,116,521 shares and ComVest's 1,242,511 shares which may be deemed to be beneficially owned, Mr. Priddy's holdings

                                                             Page 14 of 20 Pages

include the right to acquire (i) 34,912 shares issuable upon exercise of the Bridge Warrants, (ii) 658,955 shares issuable upon conversion of the Preferred Shares, and (iii) 164,744 shares issuable upon exercise of the December 1999 Warrants. In his capacity as director and equity owner of CAMC, Mr. Priddy shares indirect voting and dispositive power with respect to the securities beneficially owned by Commonwealth and may be deemed to be the beneficial owner of such securities, although Mr. Priddy disclaims beneficial interest in such securities other than the portion which corresponds with his equity ownership in CAMC. In his capacity as a manager and principal member of ComVest, Mr. Priddy shares indirect voting and dispositive power with respect to the securities beneficially owned by ComVest and may be deemed to be the beneficial owner of such securities, although Mr. Priddy disclaims beneficial interest in such securities other than that portion which corresponds with his membership interest in ComVest.

     (a)(5) Mr. Rosenbloom may be deemed to be the beneficial owner of the an aggregate of 4,690,331 shares of Common Stock, representing approximately 28.0% of the issued and outstanding shares of Common Stock of the Company. In addition to Commonwealth's 3,116,521 shares and ComVest's 1,242,511 shares which may be deemed to be beneficially owned, Mr. Rosenbloom's holdings include 13,168 shares of Common Stock, representing Merger Stock, and the right to acquire (i) 18,620 shares issuable upon exercise of the Bridge Warrants, (ii) 21,764 shares issuable upon conversion of the Preferred Shares, (iii) 5,441 shares issuable upon exercise of the December 1999 Warrants, (iv) 240,267 shares issuable upon exercise of the Placement Agent Warrants, (v) 22,855 shares issuable upon exercise of the Merger Warrants and (vi) 9,184 shares issuable upon exercise of the Transaction Warrants. In his capacity as a director and equity owner of CAMC, Mr. Rosenbloom shares indirect voting and dispositive power with respect to the securities beneficially owned by Commonwealth and may be deemed to be the beneficial owner of such securities, although Mr. Rosenbloom disclaims beneficial interest in such securities other than the portion which corresponds with his equity ownership in CAMC. In his capacity as a manager and principal member of ComVest, Mr. Rosenbloom shares indirect voting and dispositive power with respect to the securities beneficially owned by ComVest and may be deemed to be the beneficial owner of such securities, although Mr. Rosenbloom disclaims beneficial interest in such securities other than that portion which corresponds with his membership interest in ComVest.

     (a)(6) Mr. Asciutto may be deemed to be the beneficial owner of an aggregate of 3,177,286 shares of Common Stock, representing approximately 20.8% of the issued and outstanding shares of Common Stock of the Company. In addition to Commonwealth's 3,116,521 shares which may be deemed to be beneficially owned, Mr. Asciutto's holdings include 3,511 shares of Common Stock, representing Merger Stock, and the right to acquire (i) 8,379 shares issuable upon exercise of the Bridge Warrants, (ii) 9,189 share issuable upon conversion of the Preferred Shares, (iii) 2,297 shares issuable upon exercise of the December 1999 Warrants, (iv) 28,845 shares issuable upon exercise of the Placement Agent Warrants, (v) 6,095 shares issuable upon exercise of the Merger Warrants and
(vi) 2,449 shares issuable upon exercise of the Transaction Warrants. In his capacity as a director of CAMC, Mr. Asciutto shares indirect voting and dispositive power with respect to the securities beneficially owned by Commonwealth and may be deemed to be the beneficial owner of such securities, although Mr. Asciutto disclaims beneficial interest in such securities other than the portion which corresponds with his equity ownership in CAMC.

                                                  Page 15 of 20 Pages

     (b)  Number of shares as to which each person has:

          (1) Sole power to vote or direct the vote, and sole power to dispose or direct the disposition of :


               Name                               Number of Shares
               ----                               ----------------
               Michael S. Falk                    1,735,764
               Robert Priddy                        858,611
               Keith Rosenbloom                     331,299
               Basil Asciutto                        60,765

          (2) Shared power to vote or direct the vote, and shared power to dispose or directly disposition of:

               (A) Commonwealth, CAMC, Michael S. Falk, Robert Priddy, Keith Rosenbloom and Basil Asciutto share such voting and disposition powers with respect to Commonwealth's 3,116,521 shares.

               (B) ComVest and Messrs. Falk, Priddy and Rosenbloom share such voting and disposition power as to ComVest's 1,242,511 shares.

               (C) Mr. Falk and his spouse share such voting and disposition power as to the 19,194 shares held jointly by them.

     (c) The Merger Stock and the Transaction Warrants were acquired by the Reporting Persons, and the Merger Warrants became exercisable, on April 18, 2000.

     (d)  and (e):  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR        Page of 16 of 20 Pages
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Pursuant to the Agency Agreement, until October 2000, Commonwealth has a right of first refusal to serve as manager, placement agent or investment banker in connection with an offering of securities of up to $25,000,000.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.                 Page 17 of 20 Pages

     (i) Joint Statement on Schedule 13D, as required by Rule 13d-1(k) under the Securities Exchange of 1934.

                                                             Page 18 of 20 Pages
                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: May 31, 2000                   Commonwealth Associates L.P.
       New York, New York

                                      By:  Commonwealth Associates
                                           Management Corp., its general
                                           partner

                                      By:   /s/ Joseph Wynne
                                           Joseph Wynne
                                           Chief Financial Officer

Dated: May 31, 2000
       New York, New York             Commonwealth Associates
                                      Management Corp.

                                      By:   /s/ Joseph Wynne
                                          Joseph Wynne
                                          Chief Financial Officer

Dated: May 31, 2000                   ComVest Capital Partners, LLC

                                      By:   /s/ Keith Rosenbloom
                                          Keith Rosenbloom
                                          Manager

Dated: May 31, 2000                        /s/ Michael S. Falk
                                          Michael S. Falk


Dated: May 31, 2000                       /s/ Keith Rosenbloom
                                        Keith Rosenbloom

Dated: May 31, 2000                       /s/ Basil Asciutto
                                        Basil Asciutto

Dated: May 31, 2000                      /s/ Robert Priddy
                                        Robert Priddy

                                                           Page 19 of 20 Pages

                                  Exhibit Index


     (i) Joint Filing of Schedule 13D, as required by Rule 13d-1(k) under the Securities Exchange of 1934.